UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

Root, Inc.
(Name of Issuer)

Class A common stock, par value $0.0001 per share
(Title of Class of Securities)

77664L207
(CUSIP Number)

March 19, 2024
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]     Rule 13d-1(b)
[X]     Rule 13d-1(c)
[   ]     Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 77664L207		13G	Page 2 of 6 Pages
1	NAME OF REPORTING PERSON SCHUSTERMAN INTERESTS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 308,231
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 308,231
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 308,231
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.2%
12	TYPE OF REPORTING PERSON OO

Item 1(a)	Name of Issuer:

The name of the issuer is Root, Inc. (the “Company”).

Item 1(b)	Address of Issuer's Principal Executive Offices:

The Company’s principal executive offices are located at 80 E. Rich Street, Suite 500, Columbus, Ohio 43215.

Item 2(a)	Name of Person Filing:

This statement is filed by Schusterman Interests, LLC, a Delaware limited liability company (the “Manager”), which serves as the manager of certain accounts (collectively, the “Accounts”).

The foregoing person may be referred to hereinafter as the “Reporting Person.” Any disclosures herein with respect to persons other than the Reporting Person are made on information and belief after making inquiry to the appropriate party.

The filing of this statement should not be construed as an admission that the Reporting Person is, for the purposes of Section 13 of the Act, the beneficial owner of the Common Stock (as defined below) reported herein.

Item 2(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE
The address of the business office of the Reporting Person is 110 West Seventh Street, Suite 2000, Tulsa, Oklahoma 74119

Item 2(c)	CITIZENSHIP

The Manager and is organized under the laws of the State of Delaware.

Item 2(d)	TITLE OF CLASS OF SECURITIES

Class A common stock, par value $0.0001 per share (“Common Stock”)

Item 2(e)	CUSIP NUMBER

77664L207

Item 3	IF THIS STATEMENT IS FILED PURSUANT TO Rules 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

None

Item 4	OWNERSHIP:

The percentages used herein and in the rest of this Schedule 13G are calculated based upon the 9,600,000 shares of Common Stock issued and outstanding as of February 15, 2024 as reflected in the Company’s Form 10-K for the fiscal year ended December 31, 2023 filed with the U.S. Securities and Exchange Commission on February 21, 2024.

The information required by Items 4(a) – (c) is set forth in Rows 5-11 of the cover page for the Reporting Person and is incorporated herein by reference.

The Reporting Person does not directly own any Common Stock.  Pursuant to agency agreements regarding the Accounts, the Manager maintains voting and dispositive power with respect to the securities held by the Accounts.  Under the rules promulgated by the Securities and Exchange Commission, the Reporting Person may be deemed to beneficially own the Common Stock.  The Reporting Person hereby disclaims beneficial ownership of the securities covered by this statement.

Item 5	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following  [X].

Item 6	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

See Item 2. The Accounts have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock reported herein.

Item 7	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON:

Not applicable.

Item 8	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not applicable.

Item 9	NOTICE OF DISSOLUTION OF GROUP:

Not applicable.

Item 10	CERTIFICATION:

By signing below the Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under Section 240.14a-11.

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE:  March 20, 2024

SCHUSTERMAN INTERESTS, LLC

By:	/s/ Raquel Gozzi
Name: Raquel Gozzi
Title: Treasurer